Exhibit 4.1

1847 HOLDINGS LLC

SHARE DESIGNATION

OF

SERIES C SENIOR CONVERTIBLE PREFERRED SHARES

(no par value per share)

The undersigned duly authorized officer of 1847 Holdings LLC, a Delaware limited liability company (the “Company”), hereby certifies, pursuant to the authority conferred upon the board of directors of the Company (the “Board”) by Section 3.3(b) of the Second Amended and Restated Operating Agreement of the Company, dated January 19, 2018 (as such may be amended, modified or restated from time to time, the “Operating Agreement”), that the Board adopted a resolution on August 16, 2024 which creates a series of preferred shares of the Company as follows:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions Section 3.3(b) of the Operating Agreement, a series of preferred shares is hereby created and that the designation and number of shares of such series and the voting powers, designations, preferences, and relative, participating, optional or other rights and the qualifications, limitations, and restrictions thereof, are as set forth in the Operating Agreement and this Share Designation, as it may be amended from time to time, as follows:

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Allocation Shares” means any of the Company’s Allocation Shares, as defined in the Operating Agreement.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday, or other day on which banks in New York City are authorized or required by law to close.

“Common Shares” means any of the Company’s Common Shares, as defined in the Operating Agreement.

“Liquidation” means any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary; provided, however, that none of (i) a consolidation or merger of the Company with one or more Persons, individually or in a series of transactions, (ii) a sale, lease or transfer of all or substantially all of the Company’s assets or (iii) a statutory share exchange shall be deemed to be a Liquidation.

“Person” means natural persons, companies, limited liability companies, unlimited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Requisite Holders” means the holders of a majority of Series C Preferred Shares.

“Series A Preferred Shares” means the Company’s Series A Senior Convertible Preferred Shares.

“Series B Preferred Shares” means the Company’s Series B Senior Convertible Preferred Shares.

2. Designation and Number of Shares; Admission as Member.

(a) There is hereby created a new series of shares of the Company that are designated as the “Series C Senior Convertible Preferred Shares” (the “Series C Preferred Shares” and each such share individually a “Series C Preferred Share”). The number of shares constituting such series shall be eighty-three thousand six hundred three (83,603). Each Series C Preferred Share shall have a stated value of Ten Dollars ($10.00) per share, subject to adjustments as described herein (the “Stated Value”). Each Series C Preferred Share shall be identical in all respects to every other Series C Preferred Share.

(b) A Person shall be admitted as a Member (as defined in the Operating Agreement) and shall become bound by the terms of the Operating Agreement, including this Share Designation if such Person purchases or otherwise lawfully acquires any Series C Preferred Share and becomes the record holder of such shares in accordance with the provisions of this Share Designation and the Operating Agreement. A Person may become a record holder without the consent or approval of any of the Members of the Company.

3. Ranking. The Series C Preferred Shares shall, with respect to the payment of dividends and the distribution of assets upon Liquidation of the Company, be deemed to rank:

(a) senior to all Common Shares, Allocation Shares, and to each other class or series of Additional Securities (as defined in the Operating Agreement) of the Company that is established in accordance with the Operating Agreement after the date of this Share Designation and that is not expressly made senior to or on parity with the Series C Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (the “Junior Securities”);

(b) on parity with each other class or series of Additional Securities of the Company that is established in accordance with the Operating Agreement after the date of this Share Designation and that is not expressly subordinated or made senior to the Series C Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof differ from those of the Series C Preferred Shares (the “Parity Securities”); and

(c) junior to the Series A Preferred Shares and Series B Preferred Shares, all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and to each other class or series of Additional Securities of the Company that is expressly made senior to the Series C Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (“Senior Securities”).

4. Dividends. From and after the date of the issuance of any Series C Preferred Share, dividends at the rate per annum of 6.0% of the Stated Value, subject to adjustment as provided herein (the “Stated Dividend Rate”) shall accrue on such Series C Preferred Share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Shares) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Accruing Dividends shall be payable only upon (i) liquidation of the Company in accordance with the Operating Agreement; or (ii) conversion in accordance with Section 5 hereof (each, a “Dividend Payment Date”). Any calculation of the amount of Accruing Dividends shall be made based on a 365-day year, the actual number of days elapsed, to the extent permitted by law.

5. Conversion.

(a) Each Series C Preferred Share, plus all accrued and unpaid dividends thereon, shall be convertible, at the option of the holder thereof or the Company, at any time and from time to time after the issuance of such share, into such number of fully paid and nonassessable Common Shares (calculated as to each conversion to the whole share) determined by dividing the aggregate Stated Value of the shares for which conversion is being requested, plus the value of the Accruing Dividends on such shares, by the Conversion Price. The “Conversion Price” is Ten Dollars ($10.00), subject to adjustments described herein.

(b) The holders of any Series C Preferred Shares may exercise their conversion rights as to all such shares or any part thereof by delivering to the Company during regular business hours at the office of any transfer agent of the Company for the Series C Preferred Shares, if any, or at the principal office of the Company. or at such other place as may be designated by the Company, the certificate or certificates for the shares to be converted, if any, duly endorsed for transfer to the Company (if required by the Company), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the “Conversion Date.” As promptly as practicable after the Conversion Date, but not later than three (3) Business Days thereafter, the Company shall issue the Common Shares to which such holder is entitled and deliver to such holder an account statement from the Company’s transfer agent evidencing such issuance. The holder shall be deemed to have become a shareholder of record on the Conversion Date. Provided the Company is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, upon request of any holder of outstanding Series C Preferred Shares, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Shares issuable upon conversion to such holder by crediting the account of such holder’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

(c) No fractional Common Shares or scrip shall be issued upon conversion of Series C Preferred Shares. The number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series C Preferred Shares. Any fractional Common Shares that would otherwise be issuable upon conversion of the Series C Preferred Shares will be rounded up to the next whole share.

(d) The Company shall pay any and all issuance, delivery, and transfer taxes in respect of the issuance or delivery of Common Shares on conversion of the Series C Preferred Shares pursuant hereto.

(e) If the Company at any time after the date of issue of the Series C Preferred Shares (i) declares a dividend or makes a distribution on Common Shares payable in Common Shares, (ii) subdivides or splits the outstanding Common Shares, (iii) combines or reclassifies the outstanding Common Shares into a smaller number of shares, (iv) issues any shares of its capital stock in a reclassification of Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), (v) effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (vi) consolidates with, merges with or into or is converted into any other Person, the Conversion Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination, consolidation, conversion, sale, merger or reclassification shall be adjusted so that the conversion of the Series C Preferred Shares after such time shall entitle the holder to receive the aggregate number of Common Shares or other securities of the Company (or shares of any security into which such Common Shares have been combined, consolidated, converted, merged or reclassified) which, if the Series C Preferred Shares had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, conversion, merger or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(f) The Company shall not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, including amending this Share Designation, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series C Preferred Shares against impairment.

(g) All Common Shares which may be issued upon conversion of the Series C Preferred Shares will, upon issuance by the Company, be validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

(h) The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued Common Shares as may be required to effect conversions of the Series C Preferred Shares.

(i) In no event shall the holder of any Series C Preferred Shares be entitled to convert any number of Series C Preferred Shares, that upon conversion the sum of (1) the number of Common Shares beneficially owned by the holder and its affiliates (other than Common Shares which may be deemed beneficially owned through the ownership of any unconverted Series C Preferred Shares, or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of Common Shares issuable upon the conversion of the Series C Preferred Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding Common Shares of the Company. For purposes of the proviso set forth in the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder. However, the limitations on conversion or exercise detailed herein may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, not less than sixty-one (61) days prior notice to the Company, and the provisions of the limitations herein shall continue to apply until such 61st day (or such later date, as determined by the holder, as may be specified in such notice of waiver).

6. Liquidation Preference.

(a) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company or its subsidiaries, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets on any Liquidation of the Company, each holder of outstanding Series C Preferred Shares shall be entitled to receive an amount of cash equal to one hundred percent (100%) of the Stated Value, plus an amount of cash equal to all accumulated accrued and unpaid dividends thereon (whether or not declared) to, but not including the date of final distribution to such holders. If, upon any Liquidation of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series C Preferred Shares shall be insufficient to pay in full the preferential amount payable to the holders of the Series C Preferred Shares as described in this Section 6(a) and liquidating payments on any other shares of any class or series of Parity Securities as to the distribution of assets on any Liquidation of the Company, then such assets, or the proceeds thereof, shall be distributed among the holders of Series C Preferred Shares and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such Series C Preferred Shares and any such other Parity Securities if all amounts payable thereon were paid in full.

(b) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company, after payment shall have been made in full to the holders of the Series C Preferred Shares in accordance with this Section 5, the holders of any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series C Preferred Shares shall not be entitled to share therein or have any other right or claim to such assets.

(c) Written notice of any such Liquidation of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than twenty (20) nor more than sixty (60) days prior to the payment date stated therein, to each record holder of the Series C Preferred Shares at the respective address of such holders as the same shall appear on the stock transfer records of the Company.

7. Voting Rights.

(a) The Series C Preferred Shares shall not have any relative, participating, optional or other voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as set forth in this Section 7 or as otherwise provided by the Operating Agreement of the Company or the Delaware Limited Liability Company Act.

(b) Notwithstanding the foregoing, so long as any Series C Preferred Shares are outstanding, the affirmative vote of the Requisite Holders at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for approving, effecting or validating any amendment, alteration or repeal of any of the provisions of this Share Designation.

(c) For purposes of this Section 7, with respect to any matter as to which the holders of Series C Preferred Shares are entitled to vote as a class, such holders shall be entitled to one vote per share.

8. Record Holders. The Company and its transfer agent shall deem and treat the record holder of any Series C Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor its transfer agent shall be affected by any notice to the contrary.

9. No Sinking Fund. The holders of Series C Preferred Shares shall not be entitled to (i) payment of a principal amount at any particular date, (ii) the benefits of any retirement or sinking fund, or (iii) require the Company to set aside funds to secure the Company’s obligations under the Series C Preferred Shares.

10. Additional Issuances. The Board may only authorize and issue additional Series C Preferred Shares from time to time in one or more series with the written consent of the Requisite Holders.

11. Miscellaneous.

(a) Any and all notices or other communications or deliveries to be provided by the holders of Series C Preferred Shares hereunder shall be in writing and delivered by facsimile, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company at 590 Madison Avenue, 21st Floor, New York, NY 10022, attention: Chief Financial Officer, e-mail address vhoward@1847holdings.com, or such other facsimile number, e-mail address or address as the Company may specify for such purposes by notice to the holders delivered in accordance with this Section 11(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered by facsimile, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to each holder of Series C Preferred Shares at the facsimile number, e-mail address or address of such holder appearing on the books of the Company, or if no such facsimile number, email address or address appears on the books of the Company, at the principal place of business of such holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission if such notice or communication is delivered via facsimile or electronic mail prior to 5:30 p.m. (New York City time) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) All questions concerning the construction, validity, enforcement, and interpretation of this Share Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

(c) This Share Designation may be amended, or any provision of this Share Designation may be waived by the Company solely with the affirmative vote at a duly held meeting or written consent of the Requisite Holders. Any waiver by the Company or a holder of Series C Preferred Shares of a breach of any provision of this Share Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Share Designation or a waiver by any other holders, except that a waiver by the Requisite Holders will constitute a waiver of all holders. The failure of the Company or a holder to insist upon strict adherence to any term of this Share Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Share Designation on any other occasion. Any waiver by the Company or a holder must be in writing.

(d) If any provision of this Share Designation is invalid, illegal, or unenforceable, the balance of this Share Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(e) The headings contained herein are for convenience only, do not constitute a part of this Share Designation, and shall not be deemed to limit or affect any of the provisions hereof.

* * * * * * *

IN WITNESS WHEREOF, this Share Designation, which shall be made effective pursuant to Article III of the Operating Agreement, is executed by the undersigned this 19th day of August, 2024.

1847 HOLDINGS LLC

By:	/s/ Ellery W. Roberts
Name: Ellery W. Roberts
Title: Chief Executive Officer

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